SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
______________________

SPORT CHALET, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

849163-20-9
(CUSIP Number of Class of Securities of (Underlying Common Stock))

Howard K. Kaminsky
Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Drive
La Cañada, California 91011
Telephone:  (818) 949-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

John Mullan, Esq.
 Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
Los Angeles, California 90071
Telephone:  (213) 617-5475
______________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$977,005	$55

*
Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 1,033,102 shares of Class A Common Stock of Sport Chalet, Inc. having an aggregate value of $977,005 as of October 5, 2009 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model and the average of the high and low price of the common stock as reported on the NASDAQ Global Market System on October 5, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.
Form or Registration No.:	Not Applicable.	Date filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

The information in the Offer to Exchange, including all schedules to the Offer to Exchange, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.      Summary Term Sheet.

The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange dated October 6, 2009 (the "Offer to Exchange") attached hereto as Exhibit (a)(1(A), is incorporated herein by reference.

Item 2.      Subject Company Information.

(a)           Name and Address.

Sport Chalet, Inc., a Delaware corporation ("Sport Chalet," the "Company" or "issuer"), is the issuer of the securities subject to the Option Exchange.  The address of the Company's principal executive office is One Sport Chalet Drive, La Cañada, California  91011, and the telephone number at that address is (818) 949-5300.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by Sport Chalet to exchange (the "Option Exchange") certain outstanding options to purchase Class A Common Stock with exercise prices equal to or greater than $2.38 per share, that were granted under the Company's stock option plans (the "Eligible Options") and that are held by eligible employees.  The Eligible Options may be exchanged for new options that will be granted under the Company's 2004 Equity Incentive Plan (the "New Options"), upon the terms and subject to the conditions set forth in the Offer to Exchange.  An "eligible employee" is an employee of Sport Chalet or one of its subsidiaries on the date of the Offer to Exchange who remains an employee through the date on which the New Options are granted, except that the Company's Chief Executive Officer, Chief Financial Officer and members of the Board of Directors are not eligible employees for this Option Exchange.  The stock option plans under which the Eligible Options were granted are the Company's 1992 Incentive Award Plan and 2004 Equity Incentive Plan.

The subject class of securities consists of the Eligible Options.  The actual number of shares of Class A Common Stock subject to the New Options to be issued in the Option Exchange will depend on the number of shares of Class A Common Stock subject to the Eligible Options that are tendered by eligible employees and accepted for exchange and cancelled.  The information set forth in the Offer to Exchange under the caption "Summary Term Sheet," and the sections under the captions "The Offer – Number of options; expiration date," "The Offer – Acceptance of options for exchange and issuance of new options," and "The Offer – Source and amount of consideration; terms of new options" is incorporated herein by reference.

The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form/Notice of Withdrawal/Change of Election Form attached hereto as Exhibit (a)(1)(C).

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under the caption "The Offer – Price range of shares underlying the options" is incorporated herein by reference.

Item 3.      Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer.  The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.      Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Exchange under the captions "Summary Term Sheet" and the sections under the captions " The Offer – Eligibility," " The Offer – Number of options; expiration date," " The Offer – Procedures for electing to exchange options," " The Offer – Withdrawal rights and change of election," " The Offer – Acceptance of options for exchange and issuance of new options," " The Offer – Conditions of the offer," " The Offer – Price range of shares underlying the options," " The Offer – Source and amount of consideration; terms of new options," " The Offer – Status of options acquired by us in the offer; accounting consequences of the offer," "The Offer – Legal matters; regulatory approvals," " The Offer – Material U.S. federal income tax consequences," "The Offer – Extension of offer; termination; amendment," and Schedule B is incorporated herein by reference.

(b)           Purchases.

The information set forth in the Offer to Exchange under the caption "The Offer – Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 5.      Past Contacts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Subject Company's Securities.

The information set forth in the Offer to Exchange under the caption "The Offer – Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.  See also the Sport Chalet, Inc. 2004 Equity Incentive Plan and the Sport Chalet, Inc. 1992 Incentive Award Plan and related option agreements attached hereto as Exhibits (d)(1) to (d)(4).

Item 6.      Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Exchange under the captions "Summary Term Sheet" and "The Offer – Purpose of the offer" is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions "The Offer – Acceptance of options for exchange and issuance of new options" and "The Offer – Status of options acquired by us in the offer; accounting consequences of the offer" is incorporated herein by reference.

(c)           Plans.

Not applicable.

Item 7.      Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Exchange under the caption "The Offer – Source and amount of consideration; terms of new options" is incorporated herein by reference.

(b)           Conditions.

Not applicable.

(d)           Borrowed Funds.

Not applicable.

Item 8.      Interest in Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Exchange under the caption "The Offer – Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange under the caption "The Offer – Interests of directors and officers; transactions and arrangements concerning the options" is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements.

(a)           Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption "The Offer – Information concerning Sport Chalet," "The Offer – Additional information," and "The Offer – Financial statements" is incorporated herein by reference.  The Company's financial information included under Part II, Item 8 on pages 47 to 67 in the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 2009 and under Part I, Item 1 on pages 3 to 11 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 2009 is incorporated herein by reference and is available for review on the Securities and Exchange Commission's website at www.sec.gov and on the Company's website at www.sportchalet.com.

(b)           Pro Forma Information.

Not applicable.

Item 11.     Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption "The Offer – Legal matters; regulatory approvals" is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12.    Exhibits.

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated October 6, 2009
(a)(1)(B)*	Form of cover letter from Craig Levra, Chief Executive Officer of Sport Chalet, Inc., dated October 6, 2009
(a)(1)(C)*	Form of Election Form/Notice of Withdrawal /Change of Election Form
(a)(1)(D)*	Form of Receipt of Election Form
(a)(1)(E)*	Form of Receipt of Notice of Withdrawal
(a)(1)(F)*	Form of Rejection of Election Form
(a)(1)(G)*	Form of Rejection of Notice of Withdrawal
(a)(1)(H)*	Form of Exchange Offer Expiration Reminder Notice
(b)	Not applicable
(d)(1)*	Sport Chalet, Inc. 2004 Equity Incentive Plan, as amended and restated
(d)(2)*	Form of stock option agreement for the Eligible Options under the Sport Chalet, Inc. 2004 Equity Incentive Plan, as amended
(d)(3)*	Sport Chalet, Inc. 1992 Incentive Award Plan
(d)(4)*	Form of stock option agreement for the Eligible Options under the Sport Chalet, Inc. 1992 Incentive Award Plan, as amended
(g)	Not applicable
(h)	Not applicable
_________________________
*Filed herewith

Item 13.  Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SPORT CHALET, INC.

/s/ Howard K. Kaminsky

Howard K. Kaminsky
Executive Vice President – Finance,
Chief Financial Officer and Secretary
October 6, 2009

INDEX TO EXHIBITS

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated October 6, 2009
(a)(1)(B)*	Form of cover letter from Craig Levra, Chief Executive Officer of Sport Chalet, Inc., dated October 6, 2009
(a)(1)(C)*	Form of Election Form/Notice of Withdrawal /Change of Election Form
(a)(1)(D)*	Form of Receipt of Election Form
(a)(1)(E)*	Form of Receipt of Notice of Withdrawal
(a)(1)(F)*	Form of Rejection of Election Form
(a)(1)(G)*	Form of Rejection of Notice of Withdrawal
(a)(1)(H)*	Form of Exchange Offer Expiration Reminder Notice
(b)	Not applicable
(d)(1)*	Sport Chalet, Inc. 2004 Equity Incentive Plan, as amended and restated
(d)(2)*	Form of stock option agreement for the Eligible Options under the Sport Chalet, Inc. 2004 Equity Incentive Plan, as amended
(d)(3)*	Sport Chalet, Inc. 1992 Incentive Award Plan
(d)(4)*	Form of stock option agreement for the Eligible Options under the Sport Chalet, Inc. 1992 Incentive Award Plan, as amended
(g)	Not applicable
(h)	Not applicable
_________________________
*Filed herewith